United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

TABLE OF CONTENTS

PRESS RELEASE
SIGNATURES

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CVRD — Semi-annual payment to holders of
Shareholder Debentures

Rio de Janeiro, October 4, 2004 — Companhia Vale do Rio Doce (CVRD) informs that the payment on the Company’s shareholder debentures, due for the first half of 2004, amounted to R$ 0.0023042 per debenture, totaling R$ 895,000.00.

As approved on September 16, 2002 by the General Meeting of the Holders of Non-Convertible Shareholder Debentures issued by CVRD in 1997, whenever the remuneration payment amounts to less than R$ 0.01 (one cent of one Brazilian Real) per debenture, CVRD has the option of postponing that payment. Such distribution would be added to the next payment date, March 31, 2005, or to future period payments, when the minimum value above mentioned is reached.

As such, no payment was made on September 30, 2004.

The aforementioned amount should accrue to the next period with the monthly addition of interest at the SELIC interest rate, computed from July 1, 2004 to the end of the month before the payment. Such value will be added by 1% in the month when the payment to holders is made.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 12, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer